SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 20)

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                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                            275 BROADHOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 844-1004
        (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on behalf of Filing Person)

                                  Copy to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]  third-party tender offer subject to Rule 14d-1.
    [_]  issuer tender offer subject to Rule 13e-4.
    [_]  going-private transaction subject to Rule 13e-3.
    [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



            This Amendment No. 20 (this "Amendment No. 20") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

            On May 15, 2000, North Fork filed Amendment No. 3 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated May 15, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(20) and (a)(2), respectively.

ITEM 11.    ADDITIONAL INFORMATION.

            Item 11 of the Schedule TO is hereby amended and supplemented as follows:

            Delaware Proxy Litigation. On July 14, 2000, North Fork filed a complaint against Dime and certain members of Dime's board of directors in the Court of Chancery of the State of Delaware. The complaint arises out of the proxy solicitation by North Fork seeking votes to withhold authority for the re-election of Dime's five director nominees (the "Incumbent Slate") in connection with the 2000 Annual Meeting of Stockholders of Dime which was held on Friday, July 14, 2000 (the "2000 Annual Meeting"). Based on unofficial voting reports, a substantial majority of the Dime Shares represented at the 2000 Annual Meeting voted to withhold authority for the re-election of the Incumbent Slate.

            Dime has stated that the Incumbent Slate would be re-elected to serve three-year terms ending in 2003 even if a majority of the Dime Shares present at the 2000 Annual Meeting were voted to withhold authority for their re-election. North Fork's complaint asserts that the Incumbent Slate was not re-elected, and its members are now holdover directors whose terms expire as soon as their successors are elected and qualified, which election must occur at a timely convened special meeting, or, in the alternative, no later than the 2001 Annual Meeting of Stockholders of Dime (the "2001 Annual Meeting").

            The complaint seeks (1) a declaratory judgment as to the effect of the vote of stockholders at the 2000 Annual Meeting, including that the Incumbent Slate was not re-elected, and (2) an order requiring Dime to hold an election for five directors to fill the board seats now occupied by the Incumbent Slate at a timely convened special meeting, or, in the alternative, no later than the 2001 Annual Meeting.



                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2000

                              NORTH FORK BANCORPORATION, INC.


                              By: /s/ Daniel M. Healy
                                 -----------------------------------
                                 Name:  Daniel M. Healy
                                 Title: Executive Vice President and
                                          Chief Executive Officer